MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

December 19, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Co of America, Inc.

Amendment No. 3 to Form 10-K for period ended December 31, 2018

Filed November 1, 2019

Form 10-Q for period ended June 30, 2019

Filed August 19, 2019

File No. 000-27039

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

Please accept this letter in reply to your November 18, 2019 comments concerning the above noted filings.

Amendment No. 3 to Form 10-K for the year ended December 31, 2018

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your response to prior comment one of our letter dated September 20, 2019. The amendment filed did not provide an updated report from your independent accountants. The opinion sentence in that report refers to the financial position at December 31, 2018 and 2017. However, the remainder of that opinion sentence only addresses the results of operations and cash flows for a single year. Please revise your Form 10-K to provide a report from your independent accountants covering all the required periods that were included in the audit.

Response:       We will file an amendment 4 to the 10-K. Our auditor reviewed and supplied us with a corrected letter that addresses the results of operations and cash flows of the

“Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity…” In discussing this with Mr. Vaughn, I believe this satisfies this comment.

Form 10-Q for period ended June 30, 2019 filed August 19, 2019

Note 5 - Investments, page 16

2. Your proposed disclosure provided in your response to prior comment four of our letter dated September 20, 2019 indicates that the consideration committed to be paid for the acquisition of NPE was $2 million in cash and 1,173,709 shares worth $1 million. You also disclose that as of the date of the filing, the shares had not be issued. Tell us how you recorded the commitment to issue the shares as of the date the definitive agreement was signed. Tell U.S. Securities and Exchange Commission us where that commitment was reflected as a liability on your balance sheet. If it was not recorded as a liability, explain in detail why not. Provide us with your detailed analysis of the applicable accounting literature.

December 19, 2019

Response:       The 1,173,709 shares owed to NPE at 6/30/19 were incorrectly reported on the Statement of Shareholders Equity as "Shares To be Issued on the Conversion of related party notes payable” line item. The Company will amend its quarterly report to delete this and correctly identify this as "Common stock to be issued pursuant to NPE stock purchase agreement." At June 30, 2019, and as disclosed in Note 3 to the financial statements under the Natural Plant Extract discussion, the shares had not been issued as of the end of the June 30, 2019 quarter. This was recorded as an equity item of shares that were to be issued as of the date of the filing.

Government Regulations of Cannabis, page 39

3. Please revise your disclosures on pages 39-40 to address how the regulatory landscape described in this section specifically applies to the business of your new joint venture Viva Buds, which was formed for the purpose of "operating a California licensed cannabis distribution business pursuant to California law legalizing cannabis for recreational and medicinal use." In particular, we note your statement that you are not “engaged in the direct growth, cultivation, harvesting and distribution of cannabis containing psychoactive amounts of the THC molecule,” but it appears that through this joint venture, you will be so engaged. Please clarify the legal status of these operations, including under federal law.

Response:       The Company will amend its quarterly and delete the disclosure concerning not being engaged in the direct growth, cultivation, harvesting and distribution of cannabis, and include a disclosure that cannabis remains a Schedule 1 drug and so illegal under the Controlled Substances Act; a disclosure of the criminal penalties under the CSA; a discussion of recent events at the U.S. Department of Justice; and, recent developments concerning Industrial Hemp.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jesus Quintero

Jesus Quintero

Principal Executive Officer